Exhibit 99.2

THE INX DIGITAL COMPANY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORM 51-102F1

For the three and six months ended June 30, 2024

U.S. DOLLARS IN THOUSANDS

The INX Digital Company, Inc.

Introduction

This Management’s and Discussion and Analysis (“MD&A”), dated June 30, 2024, is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of The INX Digital Company INC. (“TINXD” or together with its consolidated subsidiaries, the “Company”) for the three and six months period ended June 30, 2024.

This MD&A has been prepared in compliance with the requirements of Form 51-102F1, in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2024 and the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2023, together with the notes thereto. Results are reported in United States dollars unless otherwise noted. The results for the three and six months period ended June 30, 2024, are not necessarily indicative of the results that may be expected for any future period. Information contained herein is presented as of August 12, 2024, unless otherwise indicated.

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the December 31, 2023 audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB have been condensed or omitted.

This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements (see “Forward-Looking Statements”).

For the purposes of preparing this MD&A, management, in conjunction with the board of directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company’s ordinary shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the board of directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Forward Looking Statements

The information set forth in this MD&A contains statements concerning future results, future performance, intentions, objectives, plans and expectations that are, or may be deemed to be, forward-looking statements. These statements concerning possible or assumed future results of operations of the Company are preceded by, followed by or include the words ‘believes,’ ‘expects,’ ‘anticipates,’ ‘estimates,’ ‘intends,’ ‘plans,’ ‘forecasts,’ or similar expressions.

Forward-looking statements are not guarantees of future performance. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties, including, but not limited to, those identified in the “Risks and Uncertainties” section above. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether written or oral that may be made by or on the Company’s behalf, except as required under securities law.

The INX Digital Company, Inc.

Nature of Operations

The INX Digital Company, Inc. (the “Company” or “TINXD”), registered at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada, was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018.

The Company, through its subsidiaries, is engaged in the operation and ongoing development of comprehensive infrastructure and regulated solutions for trading and investing in blockchain assets as well as utilizing digital assets as a form of payment. The Company operates INX.One, a single point of entry platform that offers primary listings of regulated security tokens and trading of security tokens and digital assets in the secondary market.

The Company, through one of its subsidiaries, also facilitates financial transactions between global banks and offers a full range of brokerage services to several leading banking institutions worldwide, mainly in foreign exchange and interest rate derivatives.

The Company operates in the following reportable segments:

●	Digital assets segment - development and operation of integrated, regulated solutions for trading of blockchain assets, and providing related services for products utilizing blockchain technology.

●	Brokerage segment - facilitates financial transactions between financial institutions and offers a full range of brokerage services to several leading banking institutions.

Purchase Transaction

On January 10, 2022, the Company completed the Transaction with INX Limited (“INX”), whereby INX became a wholly owned subsidiary of the Company (the “Transaction”). The Transaction resulted in a reverse takeover transaction whereby pre-transaction shareholders of INX became majority shareholders of the Company. The Company continues the business of INX.

On January 24, 2022, the Company’s shares started to trade on the NEO Exchange (now operating as Cboe Canada) under the symbol INXD.

Also, on July 28, 2022, the Company received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its common shares under the symbol INXDF, with INX’s shares eligible to be cleared and settled by the Depository Trust Company.

INX Token

As part of the Company’s blockchain ecosystem, INX created the INX Token (the “INX Token”), and on August 20, 2020, the U.S Securities and Exchange Commission (the “SEC”) acknowledged the effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared the effectiveness of the initial public offering of INX Tokens (“The INX Token Offering” or “the Offering”) pursuant to which INX offered up to 130 million INX Tokens at a price of $0.90 per INX Token.

The INX Token was offered to the public on August 24, 2020, and closed on April 22, 2021, when the Offering was completed.

In July 2021, INX listed the INX Token for trading on the trading platform for “digital securities,” i.e., digital assets that constitute securities under the applicable law, operated through INX’s subsidiary, INX Securities, LLC (formerly the “INX Securities Trading Platform”, rebranded as INX.One in 2022).

The INX Digital Company, Inc.

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. These tokens may be used to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than six months of its operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. In addition, INX maintains 29.4 million INX Tokens in its treasury. As of June 30, 2024, the Company held approximately 64.4 million INX Tokens in the aggregate.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX holdings) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2023, the INX cumulative adjusted operating cash flow activity was negative, ,and therefore no distribution was made on April 30, 2024.

Holders of INX Tokens are also entitled, at a minimum, to a 10% discount on the payment of transaction fees on the INX. One Trading Platform.

Changes in share capital during the six months ended June 30, 2024

During the six months ended June 30, 2024, the activity related to Common shares, was as follows:

	Common Shares	Share Premium
Balance as of December 31, 2023	234,025,894	$64,120
Issuance of shares from exercise of share options and vesting of restricted share units	1,780,695	130
Share-based compensation	-	584
Repurchase of shares	(131,500)	(12)
Balance as of June 30, 2024	235,675,089	$64,822

On June 15, 2023, the Company entered into the collaboration and the subscription agreements with OpenDeal Inc. (dba Republic) (“Republic”). As part of the collaboration and the subscription agreements, Republic and the Company also entered a non-binding term sheet whereby Republic intended to purchase the remaining issued and outstanding share capital of the Company on a fully diluted basis at a price to be agreed on by both parties of up to $120,000. The term sheet, expired on May 15, 2024.

The INX Digital Company, Inc.

Share Based Payments

The Company offers an Omnibus Equity Incentive Plan (“the Plan”), which provides for, among other things, the issuance of options to purchase common shares, restricted shares and restricted share units to employees, directors and service providers of the Company. Subject to certain capitalization adjustments, the aggregate number of shares that may be issued pursuant to share awards under the Plan may not exceed 37,408,948 shares.

During the six months ended June 30, 2024, the activity relating to stock options was as follows:

	Number of Stock Options	Weighted average exercise price
Balance as of December 31, 2023	27,775,946	$0.46
Granted	11,142,840	0.14
Forfeited	(6,300,064)	0.42
Exercised	(1,780,695)	0.07
Balance as of June 30, 2024	30,838,027	$0.37

During the three months ended on June 30, 2024 and 2023, the Company recorded share-based compensation expense of $231 and $697, respectively, related to stock options granted.

During the six months ended on June 30, 2024 and 2023, the Company recorded share-based compensation expense of $584 and $1,624, respectively, related to stock options granted.

During the six months ended June 30, 2024, the Company granted or committed to grant the following share options and restricted stock units to employees, directors and service providers under the Plan:

On January 8, 2024, a key officer, through his wholly owned entity, was awarded 2,337,212 restricted share units. All shares shall fully vest on January 8, 2028.

On January 8, 2024, the Company committed to grant, options to each of its five independent directors to purchase 467,442 common shares (total of 2,337,210) of the Company at CAD 0.30 ($0.23), a price per share equal to the fair value per share at the date of the commitment to grant the options. Options shall vest evenly over the period of over 4 years, commencing as of the later of: (i) the date in which the independent director commenced to serve as the board member; and (ii) January 10, 2022.

On January 8, 2024, the Company granted certain employees and a service provider options to purchase 1,519,388 common shares of the Company at a price per share equal to the fair value per share at the effective date of the grant at a price of CAD 0.30 ($0.23), with the vesting period over 4 years.

On May 26, 2024, the Company granted certain employees and a service provider options to purchase 4,477,694 common shares of the Company at a price per share equal to the fair value per share at the effective date of the grant at a price of CAD 0.1 ($0.087), with the vesting period over 4 years.

On May 26, 2024, a key officer, through his wholly owned entity was awarded 471,336 restricted share units. All shares shall fully vest on January 8, 2028.

The INX Digital Company, Inc.

Financial and Operational Highlights

Financial Highlights

The following table presents an overview of the Company’s assets, liabilities, and shareholders’ equity as of June 30, 2024, and December 31, 2023:

	June 30, 2024	December 31, 2023
Total assets	$71,515	$74,828
Total liabilities	$58,947	$63,258
Shareholders’ equity	$12,568	$11,570
Working capital	$3,186	$2,187
Adjusted working capital	$17,763	$22,803

(1)	Adjusted Working Capital is defined as Working Capital excluding Reserve Fund and INX Token liability, which represents a non-cash fair value measured liability.

Cash and Cash Equivalents

As of June 30, 2024, the Company held a total of $10,711 cash and cash equivalents, a decrease of $2,195 from December 31, 2023.

Total Current Assets

As of June 30, 2024, total current assets are $61,806, a decrease of $2,563 since December 31, 2023. The net decrease is mainly due to a decrease in Cash and cash equivalents of $2,195, a decrease in Short-term investments of $2,063, a decrease in Digital assets of $949, and a decrease in Prepaid expenses and other receivables of $803, which is offset by an increase in Customer funds of $2,445, an increase in Cash and cash equivalents held in Reserve Fund of $712, an increase in Trade receivables of $181, and an increase in Short-term investments held in Reserve Fund of $109.

Reserve Fund

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters, in excess of $25,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund”.

On July 13, 2021, the INX’s Board of Directors approved the Investment Policy for the Reserve Fund. Per the approved Policy, as amended on August 11, 2022, the Reserve Fund, post the amendment, shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with the lowest investment grade rating of BBB.

As of December 31, 2022, INX had segregated $36,023 as the Reserve Fund. In December 2023, the Company learned of a cyber-attack that occurred on the computer system of a third-party service provider of one of the Company’s subsidiaries. As a result, the malicious party managed to cause a loss of funds of the Company’s subsidiary in the amount of $1,618. Upon the discovery of the breach, the Company took immediate actions to eliminate the security vulnerability, subsequently put in place additional security measures designed to prevent such cyberattack incidents in the future and continues to work with relevant law enforcements seeking to recover lost funds. The Company utilized funds set aside in the Reserve Fund to cover the loss, as a result, as of December 31, 2023, the balance of the Reserve Fund was reduced to $34,405. The Reserve Fund is held in cash and cash equivalents, U.S. Treasury securities and investment grade corporate bonds held at financial institutions and brokerage firms.

In April 2024, the Company learned of a human error in execution of action taken in the Company’s trading platform by one of its employees. As a result, the Company incurred a loss of funds in the amount of $80. Upon the discovery of the human error, the Company took immediate action to update work procedures.to prevent similar errors in the future. The Company utilized funds set aside in the Reserve Fund to cover the loss, as a result, as of June 30,2024, the balance of the Reserve Fund was reduced to $34,325.

The INX Digital Company, Inc.

Assets

As of June 30, 2024, and December 31, 2023, assets totaled $71,515 and $74,828, respectively. The net decrease of $3,313 was primarily due to the following:

Decreases in:

1.	Short and Long-term investments, $2,423

2.	Cash and cash equivalents, $2,195

3.	Prepaid expenses and other receivables, $803

4.	Investments held in reserve fund, $792

5.	Intangible assets and Goodwill, $189

6.	Right-of-use-assets, net, $144

7.	Digital assets, $60

8.	Property, plant and equipment, net, $45

and was offset by the increases in the following:

1.	Customer funds, $2,445

2.	Cash and cash equivalents held in Reserve Fund, $712

3.	Trade receivables, $181.

Liabilities

Change in fair value of INX Token and INX Token warrants

Our balance sheet as of June 30, 2024 includes the INX Token liability of $48,902 compared to $54,120 as of December 31, 2023. Based on the terms of the INX Token, the INX Token is a hybrid financial instrument and under the applicable account standards it is presented as a financial liability on our consolidated balance sheet due to the right of the INX Token holders to use the INX Token to pay transaction fees on the INX.One Trading Platform.

On June 30, 2024, and December 31, 2023, we measured the INX Token at fair value based on the closing market price of the INX Token (see further details in Note 7 in the financial statements).

Also, as of June 30, 2024, and December 31, 2023, directors, advisors, employees and service providers held 8,447,292 and 5,574,292 restricted INX Tokens or INX Token warrants, respectively. The INX Token warrant liability of $1,173 and $1,240 at June 30, 2024 and December 31, 2023, respectively, is presented at fair value based on Black-Scholes pricing model. (see further details in Note 8 in the financial statements).

Changes in fair value of the liabilities noted above are recorded in profit or loss in our consolidated statements of profit and loss and comprehensive income (loss).

During the three months ended June 30, 2024 and 2023, the fair value of INX Tokens and INX Token warrant liability decreased by $2,762, and $13,671, respectively, which is recorded as a gain in the statement of profit and loss and comprehensive income (loss).

During the six months ended June 30, 2024 and 2023, the fair value of INX Tokens and INX Token warrant liability increased by $5,315, and decreased by $9,878, respectively, which is recorded as a gain in the statement of profit and loss and comprehensive income (loss).

The INX Digital Company, Inc.

INX Token Valuation

The fair value of each INX Token as of June 30, 2024 and December 31, 2023, was $0.36 and $0.40, respectively.

Results of Operations Overview

The following table presents an overview of the Company’s results of operations for the three and six months ended June 30, 2024, and 2023:

	Three months ended June 30,		Six months Ended June 30,
	2024	2023	2024	2023
Revenue:
Transaction and brokerage fees	$1,245	$1,433	$2,777	$2,852

Service revenue	241	-	437	-
Cost of services	(359)	-	(580)	-
Loss on service revenue	(118)	-	(143)	-

Sales of digital assets	-	2,387	-	4,419
Cost of digital assets	-	(2,267)	-	(4,182)
Change in fair value of digital assets	-	36	-	83
Net gain on digital assets	-	156	-	320
Total income	1,127	1,589	2,634	3,172

Operating income (expenses):
Research and development	(788)	(1,024)	(1,540)	(2,054)
Sales and marketing	(764)	(1,085)	(1,440)	(2,143)
General and administrative	(3,198)	(3,319)	(6,142)	(7,563)
Change in fair value of INX Token warrant liability	34	(180)	268	39
Total operating expenses	(4,716)	(5,608)	(8,854)	(11,721)

Net loss from operations	$(3,589)	$(4,019)	$(6,220)	$(8,549)

Unrealized gain (loss) on INX Tokens issued	(2,762)	(13,671)	5,315	(9,878)
Unrealized gain on warrants issued to investors	-	(94)	-	(109)
Finance income	572	366	1,138	742
Financial expenses	(162)	(116)	(237)	(341)
Loss before tax	(5,941)	(17,534)	(4)	(18,135)
Tax expenses (income)	(129)	17	(36)	91
Net income (loss)	(5,812)	(17,551)	32	(18,226)

The INX Digital Company, Inc.

	Three months ended June 30,		Six months Ended June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)	-	-	-	93
Unrealized gain on securities at fair value through other comprehensive income (loss)	138	176	342	476
Adjustments arising from translating financial statements from functional currency to presentation currency	(66)	(76)	(78)	(80)
Total other comprehensive income	$72	$100	$264	$489

Total comprehensive income (loss)	$(5,740)	$(17,451)	$296	$(17,737)

Earnings (loss) per share, basic	$(0.02)	$(0.08)	$0.00	$(0.09)
Earnings (loss) per share, diluted	$(0.02)	$(0.08)	$0.00	$(0.09)
Weighted average number of shares outstanding, basic	235,612,471	209,993,638	235,141,306	209,410,474
Weighted average number of shares outstanding, diluted	235,612,471	209,993,638	237,464,050	209,410,474

Operating Results from the Second Quarter of 2024 and 2023

Total income

The Company generated $1,127 in total income, net for the three months ended June 30, 2024, compared to $1,589 generated during the three months ended June 30, 2023. The decrease of $462, mainly related to the decrease of net gain on digital assets of $156, net loss on service revenue of $118, decrease in brokerage fees on trading of foreign exchange and interest rate derivatives of $117, and a decrease in trading and transaction fees of $71.

Total income earned in the three months ended June 30, 2024 included trading and transaction fees of $120, net loss on service revenue of $118, and brokerage fees of $1,125.

Trading and transaction fees

Trading fee revenue consists of transaction revenue generated from trading and transaction fees from trades in security tokens and digital assets on our INX.One platform. Trading fees earned are based on the price and quantity of the digital asset that is bought or sold and are published on our website (https://www.inx.co/fee-schedules/). Transaction fees may be either set as a fixed fee per transaction or as a percentage of the amount traded.  Transaction revenue is recognized at the time the transaction is processed and is directly correlated with trading and transaction volume.

The INX Digital Company, Inc.

Service revenue

Service revenue represents fees from technology consultation and advisory, as well as listing services performed by the Company under written agreements.

In late 2022, we launched listings of security tokens seeking to raise capital in primary offerings. This service is offered by our SEC broker-dealer subsidiary, INX Securities.  Similar to the INX Token, security tokens listed by us are registered with the SEC and are deemed to be an “equity security” under relevant SEC rules and regulations.  After the primary offerings are completed, tokens are expected to trade on INX.One in the secondary market.  Listing fees are generated on each primary raise and are directly correlated to the total capital raised by the issuer.

In addition, in 2023, we entered into a service agreement with Nabatech, an entity organized under a joint venture agreement between the Company and an entity based in Switzerland, whereby both parties agreed to join their expertise to develop central bank digital currency solutions utilizing blockchain technology. The Company provides blockchain technology support and advisory services to Nabatech and earns revenue based on time and resources dedicated to the development project.

Brokerage fees

Brokerage fees revenue consists of brokerage fees generated from trading in foreign exchange markets with global forex dealers and banks by one of our subsidiaries. Transactions denominated in foreign currency are recorded at the representative rate of exchange on the date of the transaction.  Revenue from brokerage services is recorded on the date the service is provided or the operation is carried out and is based on the notional amounts traded.

Revenue from purchases and sales of digital assets and trading of derivative contracts

As part of our risk management and trading activities, during 2023, one of the Company’s subsidiaries held and traded digital assets and related derivative contracts. Such digital assets and derivative contracts were principally acquired for the purpose of selling in the near future. As of the beginning of 2024, the trading activity by the Company’s subsidiary was discontinued.

Research and Development Expenses

The Company incurred $788 in research and development expenses and $219 related to Nabatech research and development expenses, totaling $1,007 for the three months ended June 30, 2024, compared to $1,024 for the three months ended June 30, 2023.

The decrease of $17 was primarily driven by decrease in share-based compensation of $79, in token-based compensation costs of $21, and in research and development personnel costs of $20, offset by an increase in software licenses and web services related to research and development of $88 and other research and development costs of $15.

Sales and Marketing Expenses

The Company incurred $764 in sales and marketing expenses for the three months ended June 30, 2024, compared to $1,085 for the three months ended June 30, 2024. The decrease of $321 was mainly due to a decrease in online marketing of $165, a decrease in marketing personnel costs of $126, a decrease in share-based compensation of $107, a decrease in token-based compensation of $82, offset by an increase in other marketing costs of $132, and an increase in customer support cost of $27.

The INX Digital Company, Inc.

General and Administrative Expenses

The Company incurred $3,198 in general and administrative expenses for the three months ended June 30, 2024, compared to $3,319 for the three months ended June 30, 2024. The decrease of $121 was primarily driven by a decrease in share based compensation of $281, a decrease in general and administrative personnel of $84, a decrease in audit fees and financial services of $60, a decrease in lease and equipment depreciation of $49, and a decrease in legal fees of $36, which offset by an increase in other expenses of $249, compliance fees and services of $56, token based compensation of $43, other administrative costs of $30, and software and web services of $11.

Net Loss from Operation

For the three months ended June 30, 2024, and 2023, the Company’s net loss from operations was approximately $3,589 and $4,019, respectively.

Gain (Loss) on INX Tokens Issued

Based on the terms of the INX Token, as described in Note 1 of the consolidated financial statements, the INX Token is a hybrid financial instrument, accordingly, the Company elected, in accordance with IFRS 9, to designate the entire financial liability at fair value with changes in fair value of the liability recognized as gain or loss in the Company’s consolidated statements of profit and loss and comprehensive income (loss).

During the three months ended June 30, 2024, the Company recorded loss on INX Tokens issued of $2,762, compared to a loss of $13,671 recorded in the three months ended June 30, 2023.

Net Loss

The Company’s net loss for the three months ended June 30, 2024, was $5,812, compared to net loss of $17,551 for the three months ended June 30, 2023. The decrease in net loss of $11,779 mainly relates to the change in the unrealized gain on INX Tokens issued.

Total Comprehensive Loss per Share

The total comprehensive loss per share, basic and diluted, for the three months ended June 30, 2024 and 2023 was approximately $0.02 and $0.08, respectively.

Operating Results from the First Half of 2024 and 2023

Revenue

The Company generated $2,634 of total income, for the six months ended June 30, 2024, compared to $3,172 for the six months ended June 30, 2023. The decrease of $538 is related to the decrease of net gain on digital assets of $320, net loss on service revenue of $143, decrease in brokerage fees on trading of foreign exchange and interest rate derivatives of $10, and a decrease in trading and transaction fees of $65.

Total income earned in the six months ended June 30, 2024 included trading and transaction fees of $210, net loss on service revenue of $143, and brokerage fees of $2,567.

The INX Digital Company, Inc.

Research and Development Expenses

The Company incurred $1,540 in research and development expenses and $412 related to Nabatech research and development expenses, totaling $1,952 for the six months ended June 30, 2024, compared to $2,054 for the six months ended June 30, 2023.

The decrease of $102 was primarily driven by decreases in research and development personnel costs of $129, decrease in share-based compensation of $78, and in token-based compensation costs of $42, offset by an increase in software licenses and web services related to research and development of $128 and other research and development costs of $19.

Sales and Marketing Expenses

The Company incurred $1,440 in sales and marketing expenses for the six months ended June 30, 2024, compared to $2,143 for the six months ended June 30, 2023. The decrease of $703 was mainly due to a decrease in share-based compensation of $270, a decrease in online marketing of $223, a decrease in token-based compensation of $175, a decrease in marketing personnel costs of $140, and a decrease in customer support cost of $47, offset by an increase in other marketing costs of $152.

General and Administrative expenses

The Company incurred $6,142 in general and administrative expenses for the six months ended June 30, 2024, compared to $7,563 for the six months ended June 30, 2023. The decrease of $1,421 was primarily driven by a decrease in share based compensation of $692, a decrease in general and administrative personnel of $570, a decrease in legal fees of $304, a decrease in audit fees and financial services of $183, a decrease in other administrative costs of $143, a decrease in compliance fees and services of $128, a decrease in lease and equipment depreciation of $122, a decrease in token based compensation of $12, which offset by an, increase in other expense of $725, and increase in software and web services of $8.

Income (loss) from operation

For the six months ended June 30, 2024, and 2023, the Company’s loss from operations was approximately $6,220 and $8,549, respectively.

Gain (Loss) on INX Tokens Issued

During the six months ended June 30, 2024, the Company recorded gain on INX Tokens issued of $5,315, compared to a loss of $9,878 recorded in the six months ended June 30, 2023.

Net Income (loss)

The Company’s net gain for the six months ended June 30, 2024, was $32, compared to net loss of $18,226 for the six months ended June 30, 2023. The increase of $18,258 mainly relates to the change on unrealized gain on INX Tokens issued and the fair value adjustment of INX Token warrant liability to employees and service providers.

Total comprehensive income (loss) per share

The total comprehensive income (loss) per share, basic, for the six months ended June 30, 2024 and 2023 was approximately $0.00 and ($0.09), respectively.

The total comprehensive income (loss) per share, diluted, for the six months ended June 30, 2024 and 2023 was approximately $0.00 and ($0.09), respectively.

The INX Digital Company, Inc.

Operating Cash Flow

The Company’s Operating Cash Flow for the six months ended June 30, 2024, was approximately negative $5,199 compared to $6,617 for the six months ended June 30, 2023.

Adjusted Operating Cash Flow

Following an amendment to the INX Token rights which was approved by the Board of Directors of INX on May 17, 2019 (the “Token Rights Amendment”), the Holders of INX Tokens (other than the Company) are entitled to receive a pro rata distribution of 40% of the Company’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on the Company’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated annually as of December 31. The distribution is to be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year. Distributions are to be paid on April 30, commencing with the first distribution to be paid, if any. As of December 31, 2023 the INX cumulative adjusted operating cash flow activity is negative, and therefore no distribution was made on April 30, 2024.

Operational Highlights

Focus on the growth of listings offered on security token market

We aim to be the market leader offering regulated investment opportunities in the form of Web3 integrated security tokens. INX’s main focus remains on the growth of security token investment opportunities and on-chain Real Worl Assets (RWAs) offered to our customers on the INX.One platform by creating a go-to holistic solution for private founders, public companies and corporate partners to raise capital by utilizing regulated security tokens or tokenize previously issued securities or shares and list them on INX.One, providing an efficient and transparent secondary market for this asset class, and giving access to ‘first look’ investment opportunities to investors in the U.S. and globally. We also continue to enter into listing agreements with companies and tokenization platforms in the U. S. and globally that seek to list their issued security tokens or on-chain RWA for secondary market trading on INX.One.

As of June 30, 2024, five (5) portfolio companies were actively raising capital in their primary offerings and are exclusively available for investment to clients of INX, on the INX.One platform. Additionally, additional issuers have been actively undergoing the due diligence process prior to being listed for primary offering. Once the primary raises are closed, these tokens are expected to launch on INX.One in the secondary market trading after a seasoning period. As of June 30, 2024, the INX Token (INX) and the Republic Note ($Note) are the most actively traded security tokens on INX.One and are among the most actively traded security tokens in the United States.

Expansion of technical capabilities and improvements of efficiency and reliability of INX.One

As the tokenization of real-world assets gains momentum, we have made a significant progress during the first half of 2024 strategically expanding our technology infrastructure and capabilities as well as forming strategic partnerships to introduce new on-chain Real World Assets (“RWA”) on INX.One. reliable and compliant marketplace to our founders and investors. We also went live with the integration to BitGo Go Network enabling our clients to trade digital assets on INX.One without moving their funds from BitGo custody.

The INX Digital Company, Inc.

Strategic Partnership

On July 2024, the Company announced the listing of tokenized NVIDIA Corp. (NVDA) shares on its platform. These tokenized shares, known as bNVDA, are backed one-to-one by NVIDIA shares, and issued on the Ethereum network in partnership with Backed Finance. This initiative is designed for eligible non-US users, marking a significant advancement in the on-chain RWA market by bridging traditional financial assets with digital trading. The company is expected to list additional assets under a similar structure.

On August 2024, the company, through its broker-dealer subsidiary, INX Securities, LLC, has announced a strategic association with Muriel Siebert & Co., LLC, a prominent name in traditional financial services, and a wholly owned subsidiary of Siebert Financial Corp. (NASDAQ: SIEB). This collaboration marks a significant milestone in expanding On-Chain RWA investment opportunities to Siebert’s long-established relationships. This association will enable Siebert’s extensive network of clients and/or potential issuers to connect with INX’s cutting-edge marketplace for the primary issuance and secondary trading of RWAs.

Strategic Partnership with Republic

In June 2023, INX entered into a strategic collaboration agreement with OpenDeal Inc. (“Republic”), a global financial firm operating a digital merchant bank and a network of investment platforms, pursuant to which the parties seek to expand the breadth and depth of tokenization infrastructure and access to digital assets for investors worldwide.

By combining INX’s digital trading infrastructure and expertise in tokenized primary offerings and secondary market trading, together with Republic’s well-established primary distribution, wallet, and portfolio companies, both companies are poised to introduce a wide range of compliant solutions for both primary and secondary markets and redefine the way capital is raised, empowering both institutional and retail investors globally.

In Q4 2023 INX listed the Republic Note ($Note) on INX.One for secondary market trading and completed the integration of the Republic Wallet as a new custody solution for clients on INX.One, which marks a significant milestone in the collaboration between the entities and sets a strong foundation scalable for future listings of tokens from the Republic’s portfolio of companies.

In July 2024, INX and Republic further expanded and strengthen the partnership. INX will refer prospective securities issuers to Republic for their initial offerings, earning commissions from any revenues Republic generates from these clients. Following these initial offerings, securities may be listed and traded on INX’s platform, showcasing the seamless transition and cooperative spirit of the partnership.

Partnership with SICPA Focused on Central Bank Digital Currency Solutions

In 2023, the Company entered into a strategic partnership with SICPA, a global industry leader providing authentication technology and services to sovereign central banks globally, to develop central bank digital currency (“CBDC”) solutions utilizing blockchain technology for clients of SICPA and beyond. For the purpose of executing shared objectives under the joint venture agreement, SICPA and INX formed NABATECH SA (“Nabatech”), an entity organized under the laws of Switzerland. The Company serves as the technology partner to Nabatech providing its expertise in the development and integration of blockchain-based infrastructure and smart contract software solutions for the development and launch of a secure and scalable environment designed for central banks globally to deploy digital currencies. The solution developed is focused on multi series wholesale and retail CBDCs, flexible and configurable privacy design ranging from full anonymity to automated KYC, interoperability between wholesale and retail tokens, support for the issuance of digital bonds, stablecoins and tokenized assets. The developed technology design meets requirements of central banks and sovereign states to maintain financial stability of the economy and strives for a seamless interoperability between all asset types to ensure smooth integration with conventional financial systems while supporting legal and regulatory compliance models of a given economic monetary policy and mitigating liquidity risks with a smart and innovative conversion mechanism.

The core design principle of the CBDC solution offered by Nabatech embraces financial inclusion by enabling flexible and programable risk-based privacy settings applied offline, which increase trust and adoption of the CBDC by the population. While the development of the CBDC solution is deemed to be a longer-term initiative, during 2024, Nabatech is expected to bid competitively seeking to win CBDC engagements from central banks globally.

The INX Digital Company, Inc.

Expansion of Money Transmitter Licensing

INX Digital, Inc., licensed or otherwise cleared to operate in 47 U.S. states plus Washington D.C. and Puerto Rico as a money transmitter, continues to expand its licensing with the addition of Tennessee during the quarter ending June 30, 2024.

Related Party Transactions

The Company’s related parties include its subsidiaries, associates and service providers over which the Company exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility, directing and controlling the activities of the Company, directly and indirectly. Key management personnel include officers, directors and companies controlled by officers and directors.

Agreement with Weild Capital, LLC (“Weild Capital”)

On January 2, 2023, the Company entered into and advisory services agreement with Weild Capital LLC (dba Weild & Co.) (“Weild Agreement”), a wholly owned subsidiary of Weild & Co., Inc., of which Mr. David Weild is Chairman & CEO. Mr. Weild serves as the Chairman of the board of the Company. Under the advisory agreement, the Company agreed to pay Weild Capital a nonrefundable advisory fee of $90plus in a sale transaction a transaction fee of three and a half percent (3.5%) of the aggregate transaction value up to $60,000, and four and a half percent (4.5%) of the aggregate transaction value in excess of $60,000, , subject to a minimum transaction fee of $1,400, to be paid upon closing. In addition, under the terms of the agreement, in the event that an investment transaction is consummated during the term of the agreement or within 12 months after the termination of the Weild Agreement, the Company is obligated to pay a financing placement fee equal to five and half percent (5.5%) of gross proceeds received, excluding any proceeds provided by existing shareholders of the Company. Further, Weild Capital shall receive warrants to purchase the equivalent securities on comparable terms subject to such investment transaction in an amount equal to three percent (3%) of the gross proceeds received by the Company under the investment transaction.

During 2023, related to the Investment by Republic in the Company’s stock, the Company paid the advisory fee to Weild & Co. of $293. Additionally, under the Weild Agreement, the Company also issued to Weild & Co. 661,452 warrants to purchase Company’s common shares valued, as of the date of issuance, at $139 based on the Black-Scholes options pricing model. Warrants are exercisable until August 18, 2028 at an exercise price of $0.2381 per warrant.

The INX Digital Company, Inc.

Liquidity and Capital Resources

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Financial Instruments and Risk Management

The following is the accounting policy for financial assets under IFRS 9:

Overview

The Company’s financial instruments consist of cash and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying value due to short term nature.

Credit Risk

Credit Risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.

Capital Management

The Company’s capital consists of share capital. The Company sets the amount of capital in relation to risk and manages the capital structure and makes adjustments to it in light of changes to economic conditions and the risk characteristics of the underlying assets.

The Company’s objectives when managing capital are:

●	to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk; and

●	to maintain investor, creditor and market confidence in order to sustain the future development of the business.

The Company is not subject to any externally or internally imposed capital requirements at year end, except as discussed below.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of June 30, 2024.

Critical Judgment and Estimates

The details of the Company’s accounting policies are presented in Note 2 of the consolidated financial statements as of and for the year ended December 31, 2023. The accounting policies applied in preparation of the interim condensed consolidated financial statements as of and for the three months ended June 30, 2024 are consistent with those applied and disclosed in the Company’s audited financial statements for the year ended December 31, 2023.

The INX Digital Company, Inc.

Management’s responsibility for the financial statements

Information provided in this report, including the financial statements, is the responsibility of management. In the preparation of the statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Geopolitical risk

Significant portion of Company’s operations and management is based in Israel. On October 7, 2023, Hamas launched an attack on Israel and a war started. As of the date of issuance of the consolidated financial statements, there has been no interruption or adverse impact on the Company’s business activities resulting from the war. The Company maintains a comprehensive business continuity plan and has taken necessary steps in line with such plan, in an effort to ensure that operations and service to customers remain consistent. It is not possible to predict potential adverse results of the war and its effect on the Company’s business at this time.

Corporate Governance

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three directors, all of whom are independent, meets with management of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters as required.